UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-35145

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

EXPLANATORY NOTE

NQ Mobile Inc. (“NQ Mobile” or the “Company”) has given notice to the holders of its 4% Convertible Senior Notes Due 2018 (the “Notes”) of its election to pay additional interest under the Notes as the sole remedy for the Company’s inability to timely notify the trustee of the filing of its annual report on Form 20-F for the year ended December 31, 2013 (the “20-F”). This additional interest will begin to accrue from July 29, 2014, and will continue to accrue until the earlier of the day when the 20-F is filed or January 24, 2015. The indenture governing the Notes caps the aggregate amount of additional interest to be accrued under the Notes due to the 20-F not having been filed at 0.5%. If the Company is unable to complete the filing of the 20-F by January 24, 2015, the Notes will accelerate and become immediately due and payable on January 25, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NQ MOBILE INC.

By:	/s/ Henry Yu Lin
Name:	Henry Yu Lin
Title:	Chairman, Co-Chief Executive Officer

Date: July 28, 2014